FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               04 September 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):









                         International Power plc

              Interim Results for the six months ended 30 June 2003

(London - 4 September 2003) International Power today announces its financial results for the six-month period ended 30 June 2003 and reports on key developments to date.

"As expected, 2003 has been challenging, particularly in North America and the UK, where wholesale power prices and spark spreads remained low. However, the rest of our portfolio continued to perform well and we remain on track to deliver earnings in line with our guidance for this year," said Sir Neville Simms, Chairman of International Power.

"In the first half of this year, we have been able to capitalise on the current market environment and have executed selected business and financial transactions that will enhance shareholder value," Sir Neville added.

Highlights

-       Profit before interest and tax of GBP138 million (pre exceptional items)

-       Operating cash flow of GBP131 million

-       Earnings per share of 5.1p (pre exceptional items)

-       Successful placement of US$252 (GBP158) million senior convertible bond

-       US$1.77 billion financing of Umm Al Nar completed

-       Achieved exclusivity to acquire interest in 4,000 MW Drax power plant




Financial Summary                                                  Six months ended 30 June

                                                                        2003         2002
                                                                        GBPm         GBPm

Profit on ordinary activities before interest and tax

Excluding exceptional items                                              138          229

Including exceptional items                                              146          208

Profit on ordinary activities before taxation

Excluding exceptional items                                               88          162

Including exceptional items                                               96          141

Earnings per share - Basic (EPS)

Excluding exceptional items                                              5.1p         9.9p

Including exceptional items                                              5.8p         8.6p


Operating cash flow from ordinary activities                             131          221




North America

In North America, losses in the first quarter attributable to the unusual weather conditions in Texas and the high cost of gas transportation in New England, together with the continued weak pricing conditions in both markets in the second quarter, resulted in poor financial performance for the half year, with profit before interest and tax of GBP1 million. Due to improved plant availability, compensation for lost income from our main contractor (Alstom) was lower in the first half of 2003 compared to the equivalent period last year. In New England, power prices remained low during the third quarter due to soft demand and mild weather. In Texas, prices continued to be below expectations through August, notwithstanding a short period of record demand.

Near-term improvement in power prices in both markets remains dependent on withdrawal of inefficient capacity in order to effect a fundamental shift in the supply-demand balance. A high degree of uncertainty continues to impact the generation sector in both of our North American markets, with four of the largest portfolio generators in New England in Chapter 11, and two of the largest generation companies in Texas in the process of being sold. As a result, a certain inertia has existed on the supply side in both markets since we last reported. In the absence of withdrawal of some existing capacity, current forward prices are likely to remain low for the foreseeable future.

Europe & Middle East

All contracted assets, namely Pego, EOP, Marmara and Al Kamil, delivered robust financial and operational performance, and the Europe and Middle East region generated profit before interest and tax of GBP49 million. Earnings are lower in comparison to the same period last year, primarily due to the termination of the tolling contract with TXU Europe at Rugeley in late November 2002, and weak wholesale power prices in the UK during the first half of this year.

However, electricity prices in the UK have recently shown modest improvement, and although a portion of our UK generation capacity is contracted until March 2004, our uncontracted capacity remains well positioned to capture higher peak prices.

We have entered into an exclusive arrangement with AES Drax Holdings Limited
(Drax) to participate in Drax's restructuring in order to acquire debt and equity, for maximum total cash cost of GBP130 million. We look forward to a successful conclusion of this process and our eventual participation in the ownership and management of Drax.

In Italy, our 800MW CCGT Paduli project near Naples, which is being developed in association with Ansaldo Energia, has received a key environmental authorisation
(VIA) from the Italian Ministry of Environment. This authorisation is an important step towards obtaining complete approval to commence construction. Alongside the permitting process, we continue to work towards securing viable tolling or offtake contracts for Paduli and our other Italian projects.

In the Middle East, despite the backdrop of uncertainty associated with the conflict in Iraq, together with our partners Tokyo Electric, Mitsui and ADWEA, we successfully secured a US$1.77 billion financing package for the acquisition and associated expansion of the Umm Al Nar power and water plant in Abu Dhabi. As the principal operator, we have taken over control of plant operations (both power and water desalination) and in the first month the plant has delivered good performance. Preliminary construction related work on the expansion site has also commenced. Our total equity commitment to Umm Al Nar is approximately GBP56 million for our 20% shareholding.

With over 6,000 people working on site, construction of the Shuweihat S1 power and water plant in Abu Dhabi continues to make good progress. The first two (of a total of five) gas turbines have been successfully synchronised with the power grid and have been tested on full load. The plant is expected to commence commercial operation in Q3 2004.

Australia

Profit before interest and tax in Australia increased by 12% to GBP55 million from GBP49 million last year. This increase was attributable to a combination of the contractual prices secured together with tight control of operating expenditure. Looking ahead, although forward prices have weakened, we remain largely contracted through 2004 and moderately into 2005.

Construction of the SEAGas pipeline (650 km gas pipeline from Victoria to South Australia) continues. Over 580 km of pipe has now been laid.

Rest of the World (ROW)

All assets in our ROW business segment performed well and generated profit before interest and tax of GBP46 million.

We continue to monitor the value of all our investments in order to take advantage of opportunities to realise value as they arise. In line with this approach, we have monetised part of our investment in Hubco (in Pakistan) and have generated cash of GBP21 million and a profit of GBP8 million, through the sale of a 5% stake. Our equity interest in Hubco now totals 20.7%.

Interest

Interest at GBP50 million has benefited from a combination of lower interest rates on our floating debt and the impact of exchange translation gains on monetary assets.

Tax

The tax rate is 32%, compared to 30% last year, primarily reflecting the expiry of some overseas tax holidays.

Capital Structure

In July, we announced the successful issue of a US$252 million (GBP158 million) convertible bond, which has a minimum seven year term at a highly attractive coupon of 3.75%. We expect to use the proceeds from this bond to refinance in part the potential 'put' of the Company's 2% Convertible Bond in November 2003, and to repay the US$60 million Euro-Dollar Bond, due in December 2003.

In May, we initiated a share buyback programme. To date we have purchased, for cancellation, 5.5 million shares at a total cost of GBP6.7 million at prices ranging from 114p per share to 132p per share. The share buyback programme remains in effect.

In relation to the non-recourse US credit facility, which was raised to finance International Power's merchant power plant construction programme in the US, all technical defaults previously claimed by the US bank group were waived in May. The outstanding debt of GBP615 million has therefore been re-designated in the balance sheet from current debt to long term debt, reflecting its maturity date of June 2006.

We have now completed the restructuring of the Rugeley credit facility, which was in default as a consequence of the collapse of TXU Europe. The revised terms include a reduction in debt from GBP160 million to GBP90 million, through a GBP70 million repayment by International Power, offset by the cancellation of a GBP70 million letter of credit that we had previously provided.


Cash Flow

A summary of the Group cash flow is set out below:

                                              Six months      Six months              Year
                                                   ended           ended             ended
                                                 30 June         30 June       31 December
                                                    2003            2002              2002
                                                    GBPm            GBPm              GBPm

Operating profit (pre JVs and associates)             51             86                105

Impairment                                            -              45                103
                                                 ------          ------             ------
                                                     51             131                208

Depreciation and amortisation                        54              46                112

Movement in working capital and provisions          (34)            (35)               (44)

Dividends from JVs/ associates/ investments          60              79                115
                                                 ------          ------            ------
Operating cash flow                                 131             221                391



Capital expenditure - maintenance                   (39)            (29)               (48)

Interest and tax                                    (47)            (58)              (108)

Exceptional items

- Kapco dividend                                      -              24                 42

- Hazelwood refinancing                               -             (25)               (25)
                                                 ------          ------             ------
Free cash flow                                       45             133                252



Capital expenditure - growth                        (37)            (60)               (96)

Acquisitions and disposals                           21            (133)              (144)

Share buy back                                       (6)              -                  -

Foreign exchange and hedging                        (35)             38                 85

Other                                               (10)             (2)               (12)
                                                 ------          ------             ------
Movement in net debt                                (22)            (24)                85


Opening net debt                                   (812)           (897)              (897)
                                                 ------          ------             ------
Closing net debt                                   (834)           (921)              (812)

                                                 ======          ======             ======


The group has generated positive operating and free cash flow at GBP131 million and GBP45 million respectively. However, cash flow performance is down in the half year, principally due to the reduced profitability of our subsidiaries in the US and the UK.



Balance Sheet

A summarised, reclassified presentation of the Group balance sheet is set out below:
                                                     As at           As at            As at
                                                   30 June         30 June      31 December
                                                      2003            2002             2002
                                                      GBPm            GBPm             GBPm

Fixed assets

Intangibles and tangibles                           2,562           2,633             2,474

Investments                                           500             513               507
                                                   ------          ------            ------
                                                    3,062           3,146             2,981


Net current liabilities                               (81)           (145)             (138)

Provisions and creditors > one year                  (278)           (271)             (262)

Net debt                                             (834)           (921)             (812)

                                                   ------          ------            ------

Net assets                                          1,869           1,809             1,769

                                                   ======          ======            ======

Gearing                                                45%             51%              46%


Debt capitalisation                                    31%             34%              31%



Net assets at 30 June 2003 have increased by GBP100 million since 31 December 2002. This increase is due to the profitability of the group in the period, of GBP65 million, together with exchange gains of GBP35 million reflecting the impact of foreign exchange on the net investment in foreign entities and their related borrowings.

Corporate Social Responsibility

Pego (600MW coal fired plant) in Portugal, has for the sixth consecutive year received a gold award from the Royal Society for the Prevention of Accidents (ROSPA) for continuous improvement in occupational safety management.

Hub (1,290MW oil fired plant) in Pakistan, which is operated and maintained by International Power, has also received an award from ROSPA for outstanding performance in the area of health and safety.

Outlook

The lack of liquidity in our markets in the US means that current forward prices cannot be relied upon to predict the ultimate level of future prices. In the UK wholesale prices over the short term have shown some signs of improvement. Nonetheless, we believe that it is still too early to make any solid assumptions regarding prices in 2004. We can, however, reaffirm our stated earnings per share guidance for 2003 of 9p to 11p.

While these uncertain conditions prevail in two of our key markets, we continue to focus on maximising value from our existing asset base and pursuing a wide range of new investment opportunities within our existing markets.

Note:

With effect from 1 July 2003, in order to better reflect the nature of our business around the world and the way in which our operations will be managed, we will change the format of the geographic segmental analysis within our financial reports. Included in the Interim Announcement is the geographical segmental analysis in both the current and proposed formats, together with details of the composition of the current and proposed segments by plants in operation.

For further information please contact:

Media contact:
Aarti Singhal
+44 (0)20-7320-8681

Investor contact:
Grant Jones
+ 44 (0)20-7320-8619

About International Power:

International Power plc is a global independent power producer with 10,990MW
(net) in operation and 610MW (net) under construction. Among the countries where International Power has facilities in operation are Australia, the United States, the United Kingdom, the Czech Republic, Oman, the UAE, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created in October 2000 and its shares are traded on the London Stock Exchange, and as ADRs on the New York Stock Exchange under the ticker symbol "IPR".


International Power plc
Consolidated Profit and Loss Account
For the six months ended 30 June 2003


                                 Six months ended 30 June             Six months ended 30 June

                             Excluding  Exceptional    Including    Excluding  Exceptional    Including
                           exceptional        items  exceptional  exceptional        items  exceptional
                                 items                     items        items                     items
                                  2003         2003         2003         2002         2002         2002
                     Note         GBPm         GBPm         GBPm         GBPm         GBPm         GBPm

Turnover: Group and     2          639            -          639         568             -          568
share of joint
ventures and
associates

Less: share of                     (74)           -          (74)        (63)            -          (63)
joint ventures'
turnover

Less: share of                    (145)           -         (145)       (161)            -         (161)
associates'
turnover
                                ------       ------       ------      ------        ------       ------

Group turnover                     420            -          420         344             -          344


Net operating costs     3         (369)           -         (369)       (213)          (45)        (258)
                                ------       ------       ------      ------        ------       ------


Operating profit                    51            -           51         131           (45)          86

Share of operating
profit of:

Joint ventures                      19            -           19          18             -           18

Associates                          50            -           50          63             -           63

Income from fixed                   18            -           18          17            24           41
asset investments
                                ------       ------       ------      ------        ------       ------
Operating profit                   138            -          138         229           (21)         208
and investment
income

Non operating            3           -            8            8           -             -            -
exceptional items
                                ------       ------       ------      ------        ------       ------

Profit on ordinary       2         138            8          146         229           (21)         208
activities before
interest and
taxation
                                ------       ------       ------      ------        ------       ------
Net interest and
similar charges

 Group                             (32)           -          (32)        (50)            -          (50)

Joint ventures and                 (18)           -          (18)        (17)            -          (17)
associates
                                ------       ------       ------      ------        ------       ------
                                   (50)           -          (50)        (67)            -          (67)
                                ------       ------       ------      ------        ------       ------
Profit on ordinary                  88            8           96         162           (21)         141
activities before
taxation

Taxation                           (28)           -          (28)        (48)            6          (42)
                                ------       ------       ------      ------        ------       ------
Profit on ordinary                  60            8           68         114           (15)          99
activities after
taxation

Minority interests                  (3)           -           (3)         (3)            -           (3)
- equity
                                ------       ------       ------      ------        ------       ------
Profit for the                      57            8           65         111           (15)          96
financial period
                                ======       ======       ======      ======         ======      ======

Earnings per share

Basic                             5.1p         0.7p         5.8p        9.9p         (1.3)p        8.6p
                                ======       ======       ======      ======        ======       ======
Diluted                           5.1p         0.7p         5.8p        9.6p         (1.3)p        8.3p
                                ======       ======       ======      ======        ======       ======





Consolidated Profit and Loss Account

For the year ended 31 December 2002


                                                                   Year ended 31 December

                                                            Excluding   Exceptional        Including
                                                          exceptional         items      exceptional
                                                                items                          items
                                                                 2002          2002             2002
                                                 Note            GBPm          GBPm             GBPm

Turnover: Group and share of joint ventures and     2           1,129             -            1,129
associates

Less: share of joint ventures' turnover                          (122)            -             (122)

Less: share of associates' turnover                              (290)            -             (290)
                                                               ------        ------           ------


Group turnover                                                    717             -              717


Net operating costs                                 3            (509)         (103)            (612)
                                                               ------        ------           ------
Operating profit                                                  208          (103)             105



Share of operating profit of:

Joint ventures                                                     26             -               26

Associates                                                        123             -              123

Income from fixed asset investments                                31            42               73
                                                               ------        ------           ------
Operating profit and investment income                            388           (61)             327

Non operating exceptional items                     3              -             -                 -

Profit on ordinary activities before interest       2             388           (61)             327
and taxation

Net interest and similar charges
                                                               ------        ------           ------
Group                                                             (97)            -              (97)

Joint ventures and associates                                     (35)            -              (35)
                                                               ------        ------           ------
                                                                 (132)            -             (132)
                                                               ------        ------           ------
Profit on ordinary activities before taxation                     256           (61)             195

Taxation                                                          (77)            1              (76)
                                                               ------        ------           ------
Profit on ordinary activities after taxation                      179           (60)             119

Minority interests - equity                                        (6)            -               (6)
                                                               ------        ------           ------
Profit for the financial year                                     173           (60)             113

                                                               ======        ======           ======

Earnings per share


Basic                                                           15.5p         (5.4)p           10.1p
                                                               ======        ======           ======
Diluted                                                         15.5p         (5.4)p           10.1p
                                                               ======        ======           ======





Consolidated Balance Sheet

As at 30 June 2003
                                                             30 June        30 June      31 December
                                                                2003           2002             2002
                                                 Note           GBPm           GBPm             GBPm

Fixed assets


Intangible assets                                                  2             (1)               1

Tangible assets                                                2,560          2,634            2,473

Investments                                                      500            513              507
                                                              ------         ------           ------
Total fixed assets                                             3,062          3,146            2,981

                                                              ------         ------           ------

Current assets


Stocks                                                            61             30               55

Debtors                                                          153            159              134

Investments                                                       63             71               43

Cash at bank and in hand                                         796            734              799
                                                              ------         ------           ------
Total current assets                                           1,073            994            1,031


Creditors: amounts falling due within one year
                                                              ------         ------           ------
Secured loans without recourse                      4           (225)           (87)            (810)

Other current liabilities                                       (559)          (334)            (595)
                                                              ------         ------           ------
Creditors: amounts falling due within one year                  (784)          (421)          (1,405)
                                                              ------         ------           ------
Net current assets/ (liabilities)                                289            573             (374)

                                                              ------         ------           ------

Total assets less current liabilities                          3,351          3,719            2,607


Creditors: amounts falling due after more than                (1,209)        (1,647)            (583)
one year

Provisions for liabilities and charges                          (273)          (263)            (255)
                                                              ------         ------           ------
Net assets employed                                            1,869          1,809            1,769

                                                              ======         ======           ======

Capital and reserves


Shareholders' funds - equity                                   1,834          1,780            1,740

Minority interests - equity                                       35             29               29
                                                              ------         ------           ------
Total equity                                                   1,869          1,809            1,769

                                                              ======         ======           ======


Net debt                                                        (834)          (921)            (812)

Gearing                                                        44.6%          50.9%            45.9%

Debt capitalisation                                            30.9%          33.7%             31.5%




The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.





Consolidated Cash Flow Statement

For the six months ended 30 June 2003


                                                           Six months    Six months             Year
                                                                ended         ended            ended
                                                              30 June       30 June      31 December
                                                                 2003          2002             2002
                                                Note             GBPm          GBPm             GBPm


Net cash inflow from operating activities           5              71           142               276

Dividends received from joint ventures and                         42            62                84
associates

Dividends received from fixed asset investments                    18            17                31
Ordinary
                                                               ------        ------            ------
Cashflow from ordinary operating activities                       131           221               391


Dividends received from fixed asset investments                     -           24                 42
Exceptional
                                                               ------        ------            ------
Returns on investments and servicing of finance

Ordinary                                                          (37)          (46)              (88)

Exceptional                                                         -           (25)              (25)
                                                               ------        ------            ------
                                                                  (37)          (71)             (113)

Taxation                                                          (10)          (12)              (20)


Capital expenditure and financial investment                      (79)          (89)             (159)


Acquisitions and disposals                                         21          (133)             (144)
                                                               ------        ------            ------
Net cash inflow/ (outflow) before management of                    26           (60)               (3)
liquid resources and financing activities



Management of liquid resources                                    (14)          (21)                -
                                                               ------        ------            ------
Financing activities

Share buy back                                                     (6)            -                 -

Debt financing                                                    (21)          206               210
                                                               ------        ------            ------
                                                                  (27)          206               210
                                                               ------        ------            ------
(Decrease)/ increase in cash in period                            (15)          125               207

                                                               ======        ======            ======





Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt

For the six months ended 30 June 2003
                                                                 GBPm          GBPm              GBPm

(Decrease)/ increase in cash in period                            (15)          125               207

Cash outflow/ (inflow) from decrease/ (increase) in                21          (206)             (210)
debt financing

Cash outflow from increase in liquid resources                     14            21                 -

                                                               ------        ------            ------

Change in net debt resulting from cash flows                       20           (60)               (3)

Translation differences                                           (35)           38                98

Other non-cash movements                                           (7)           (2)              (10)
                                                               ------        ------            ------
Movement in net debt in the period                                (22)          (24)               85


Net debt at the start of the period                              (812)         (897)             (897)
                                                               ------        ------            ------

Net debt at the end of the period                                (834)         (921)             (812)

                                                               ======        ======            ======






Consolidated Statement of Total Recognised Gains and Losses

For the six months ended 30 June 2003


                                                             Six months    Six months             Year
                                                                  ended         ended            ended
                                                                30 June       30 June      31 December
                                                                   2003          2002             2002
                                                                   GBPm          GBPm             GBPm

Profit for the financial period                                    65            96               113

Exchange differences on the retranslation of net                   35            14               (42)
investments and borrowings

Share of recognised loss of associated undertaking                  -             -                (1)

                                                               ------        ------            ------

Total recognised gains and losses for the period                  100           110                70
                                                               ======        ======            ======





Reconciliation of Movements in Shareholders' Funds - Equity

For the six months ended 30 June 2003
                                                 Six months ended   Six months ended       Year ended
                                                          30 June            30 June      31 December
                                                             2003               2002             2002
                                                             GBPm               GBPm             GBPm


Profit for the financial period                               65                 96               113

Other recognised gains and losses relating to                 35                 14               (43)
the period (net)

Share buy back                                                (6)                 -                 -
                                                          ------             ------            ------

Net addition to shareholders' funds                           94                110                70

Opening shareholders' funds                                1,740              1,670             1,670
                                                          ------             ------           ------
Closing shareholders' funds                                1,834              1,780             1,740

                                                          ======             ======            ======




Notes to the Accounts

For the six months ended 30 June 2003

1.             Basis of preparation


The accounts for the six months ended 30 June 2003 have been prepared under the historical cost convention and in accordance with applicable Accounting Standards, using the same accounting policies as those adopted for the year ended 31 December 2002. Minor adjustments have been made to comparative figures to make them consistent with the current period.

The financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 16. These statements do not constitute statutory accounts of the group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2002 have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain statements under Section 237 of the Companies Act 1985.



2.             Geographical segmental analysis

Current segmentation
                                              Six months ended   Six months ended         Year ended
                                                       30 June            30 June        31 December
                                                          2003               2002               2002
                                                          GBPm               GBPm               GBPm

Group turnover

North America                                              224                130                315

Europe and Middle East                                     229                242                440

Australia                                                  116                110                226

Rest of World                                               70                 86                148
                                                        ------             ------             ------
                                                           639                568              1,129



Less: turnover of joint ventures                           (74)               (63)              (122)

Less: turnover of associates                              (145)              (161)              (290)
                                                        ------             ------             ------
                                                           420                344                717

                                                        ======             ======             ======

Profit before interest and taxation
(excluding exceptional items)

North America                                                1                 59                 99

Europe and Middle East                                      49                 77                109

Australia                                                   55                 49                101

Rest of World                                               46                 56                108
                                                        ------             ------             ------
                                                           151                241                417


Corporate costs                                            (13)               (12)               (29)
                                                        ------             ------             ------
                                                           138                229                388

                                                        ======             ======             ======


Notes
1. North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to GBP14 million (six months ended
          30 June 2002: GBP61 million; year ended 31 December 2002: GBP102 million).
2. During the six months ended 30 June 2003, we also received GBP34 million (US$52 million) from contractors in relation to compensation for plants not achieving the long-term performance levels specified in the original contracts. These amounts have been recorded as a reduction in the cost of the plant and therefore not included in income.


2.        Geographical segmental analysis (continued)

With effect from 1 July 2003, we will change the geographical segmental analysis to better represent how we manage our business following a reallocation of the responsibilities between our regional teams. The table below presents our results under the proposed segmentation, our Q3 results will be presented in this regional grouping. Appendix II details the composition of the current and proposed segments by operating plant.


Proposed segmentation
                                            Six months ended     Six months ended        Year ended
                                                     30 June              30 June       31 December
                                                        2003                 2002              2002
                                                        GBPm                 GBPm              GBPm

Group turnover

North America                                            224                  130                315

Europe                                                   219                  242                440

Middle East                                               38                   40                 63

Australia                                                116                  110                226

Rest of World                                             42                   46                 85
                                                      ------               ------             ------
                                                         639                  568              1,129

Less: turnover of joint ventures                         (74)                 (63)              (122)

Less: turnover of associates                            (145)                (161)              (290)
                                                      ------               ------             ------

                                                         420                  344                717

                                                      ======               ======             ======

Profit before interest and taxation
(excluding exceptional items)

North America                                              1                   59                 99

Europe                                                    43                   67                100

Middle East                                               36                   49                 86

Australia                                                 55                   49                101

Rest of World                                             16                   17                 31
                                                      ------               ------            ------
                                                         151                  241               417

Corporate costs                                          (13)                 (12)               (29)
                                                      ------               ------             ------

                                                         138                  229                388

                                                      ======               ======              =====


Notes
1. North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to GBP14 million (six months ended 30 June 2002:
       GBP61 million; year ended 31 December 2002: GBP102 million).
2. During the six months ended 30 June 2003, we also received GBP34 million (US$52 million) from contractors in relation to compensation for plants not achieving the long-term performance levels specified in the original contracts. These amounts have been recorded as a reduction in the cost of the plant and therefore not included in income.


3.             Exceptional items
                                            Six months ended     Six months ended        Year ended
                                                     30 June              30 June       31 December
                                                        2003                 2002              2002
                                                        GBPm                 GBPm              GBPm

Net operating exceptional items charged

Deeside impairment                                         -                  (45)               (45)

Rugeley impairment                                         -                    -                (58)
                                                      ------               ------             ------
Net operating exceptional items                            -                  (45)              (103)

                                                      ======               ======             ======

Exceptional income from investments

Backlog dividend received from Kapco                       -                   24                 42
                                                      ======               ======             ======
Non-operating exceptional items credited

Profit on disposal of a 5% holding in Hubco                8                    -                  -
                                                      ------               ------             ------

Non-operating exceptional items                            8                    -                  -

                                                      ======               ======             ======


Total exceptional items before attributable                8                  (21)               (61)
taxation

Taxation on exceptional items                              -                    6                  1
                                                      ------               ------             ------

Total exceptional items after attributable                 8                  (15)               (60)
taxation
                                                      ======               ======             ======





4.   Secured bank loans without recourse

Secured bank loans without recourse are those where the obligation to repay lies solely with the subsidiary and are secured solely on the assets of the subsidiary concerned.

At 31 December 2002, we were in discussions with bank groups in relation to non-recourse debt for Rugeley and the US merchant asset portfolio. As these issues were not formally resolved and documented at 31 December 2002, the debt at Rugeley and ANP was reported as current non-recourse debt in our accounts.

In May 2003, our US bank group waived all claimed technical defaults on our US non-recourse financing and therefore this debt has now been redesignated to its original maturity.

As previously reported, the termination of the tolling contract between Rugeley and TXU Europe triggered an event of default under the terms of our non-recourse term debt facility of GBP160 million. On 29 August 2003, we reached formal agreement with our bank group resolving these issues and therefore the debt at Rugeley will be redesignated to its contractual maturity at our next reporting date.


5.     Reconciliation of operating profit to net cash inflow from operating activities

                                                  Six months ended   Six months ended          Year ended
                                                           30 June            30 June         31 December
                                                              2003               2002                2002
                                                              GBPm               GBPm                GBPm

Operating profit                                                51                 86                 105

Impairment                                                       -                 45                 103
                                                            ------             ------              ------
                                                                51                131                 208

Depreciation and amortisation                                   54                 46                 112

Movement in working capital                                    (31)               (36)                (47)

Movement in provisions                                          (3)                 1                   3
                                                            ------             ------              ------

Net cash inflow from operating activities                       71                142                 276

                                                            ======             ======              ======



6.     Annual Report and Accounts

Copies of the full Annual Report and Accounts for the year ended 31 December 2002 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ir@ipplc.com. Telephone: 020 7320 8600.

Independent review report by KPMG Audit Plc to International Power plc

Introduction
We have been engaged by the company to review the financial information set out on pages 7 to 15 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London EC4Y 8BB
3 September 2003





International Power plc

Consolidated Profit and Loss Account

For the quarter ended 30 June 2003

                                    Quarter to 30 June                   Quarter to 30 June

                             Excluding  Exceptional    Including    Excluding  Exceptional    Including
                           exceptional        items  exceptional  exceptional        items  exceptional
                                 items                     items        items                     items
                                  2003         2003         2003         2002         2002         2002
                    Note          GBPm         GBPm         GBPm         GBPm         GBPm         GBPm

Turnover: Group and  2             308            -          308          298            -          298
share of joint
ventures and
associates

Less: share of                     (31)           -          (31)         (25)           -          (25)
joint ventures'
turnover

Less: share of                     (71)           -          (71)         (87)           -          (87)
associates'
turnover
                                ------       ------       ------       ------       ------       ------

Group turnover                     206            -          206          186            -          186



Net operating costs  3            (189)           -         (189)       (124)          (45)       (169)
                                ------       ------       ------      ------        ------      ------
Operating profit                    17            -           17          62           (45)        17


Share of operating
profit of:

Joint ventures                       6            -            6           6              -         6

Associates                          23            -           23          37              -        37

Income from fixed                   17            -           17          17             24        41
asset investments
                                ------       ------       ------      ------        ------     ------
Operating profit                    63            -           63         122           (21)       101
and investment
income

Non operating           3            -            8            8           -             -          -
exceptional items
                                ------       ------       ------      ------        ------     ------
Profit on ordinary      2           63            8           71         122           (21)       101
activities before
interest and
taxation

Net interest and
similar charges
                                ------       ------       ------      ------        ------     ------
 Group                             (13)           -          (13)        (28)            -        (28)

 Joint ventures and                (10)           -          (10)         (8)            -         (8)
associates
                                ------       ------       ------      ------        ------      ------
                                   (23)           -          (23)        (36)            -         (36)
                                ------       ------       ------      ------        ------      ------
Profit on ordinary                  40            8           48          86           (21)         65
activities before
taxation

Taxation                           (13)           -          (13)        (25)            6         (19)
                                ------       ------       ------      ------        ------      ------
Profit on ordinary                  27            8           35          61           (15)         46
activities after
taxation

Minority interests                  (1)           -           (1)         (1)            -          (1)
- equity
                                ------       ------       ------      ------        ------      ------

Profit for the                     26            8           34          60           (15)         45
financial period

                               ======       ======       ======      ======        ======      ======

Earnings per share


Basic                            2.3p         0.7p         3.0p       5.3p          (1.3)p       4.0p
                               ======       ======       ======      ======        ======      ======
Diluted                          2.3p         0.7p         3.0p       5.2p          (1.3)p       3.9p
                               ======       ======       ======      ======        ======      ======





Consolidated Balance Sheet

As at 30 June 2003
                                                                        30 June              30 June
                                                                           2003                 2002
                                                                           GBPm                 GBPm

Fixed assets


Intangible assets                                                             2                   (1)

Tangible assets                                                           2,560                2,634

Investments                                                                 500                  513
                                                                         ------               ------
Total fixed assets                                                        3,062                3,146

                                                                         ------               ------
Current assets


Stocks                                                                       61                   30

Debtors                                                                     153                  159

Investments                                                                  63                   71

Cash at bank and in hand                                                    796                  734
                                                                         ------               ------
Total current assets                                                      1,073                  994


Creditors: amounts falling due within one year

                                                                         ------               ------
Secured loans without recourse                                             (225)                 (87)

Other liabilities                                                          (559)                (334)
                                                                         ------               ------
Creditors: amounts falling due within one year                             (784)                (421)
                                                                         ------               ------
Net current assets                                                          289                  573

                                                                         ------               ------

Total assets less current liabilities                                     3,351                3,719



Creditors: amounts falling due after more than one year                  (1,209)              (1,647)

Provisions for liabilities and charges                                     (273)                (263)
                                                                         ------               ------
Net assets employed                                                       1,869                1,809

                                                                         ======              =======

Capital and reserves


Shareholders' funds - equity                                              1,834                1,780

Minority interests - equity                                                  35                   29
                                                                         ------               ------
Total equity                                                              1,869                1,809

                                                                         ======               ======



Net debt                                                                   (834)                (921)

Gearing                                                                    44.6%                50.9%

Debt capitalisation                                                        30.9%                33.7%





The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.



Consolidated Cash Flow Statement

For the quarter ended 30 June 2003
                                                                     Quarter to           Quarter to
                                                                        30 June              30 June
                                                                           2003                 2002
                                                                           GBPm                 GBPm

Net cash inflow from operating activities                                    40                   68

Dividends received from joint ventures and associates                        21                   30

Dividends received from fixed asset investments - ordinary                   17                   17
                                                                         ------               ------
Cashflow from ordinary operating activities                                  78                  115



Dividends received from fixed asset investments - exceptional                 -                   24

Returns on investments and servicing of finance                             (18)                 (24)

Taxation                                                                     (5)                 (10)


Capital expenditure and financial investment                                (41)                 (48)



Acquisitions and disposals                                                   21                    -
                                                                         ------               ------
Net cash inflow before management of liquid resources and                    35                   57
financing activities


Management of liquid resources                                               12                   22
                                                                         ------               ------
Financing activities

Share buy back                                                               (6)                   -

Debt financing                                                               29                  167
                                                                         ------               ------
                                                                             23                  167
                                                                         ------               ------
Increase in cash in period                                                   70                  246

                                                                         ======               ======





Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt



For the quarter ended 30 June 2003
                                                                           GBPm                 GBPm

Increase in cash in period                                                   70                  246

Cash inflow from increase in debt financing                                 (29)                (167)


Cash inflow from decrease in liquid resources                               (12)                 (22)

                                                                         ------               ------

Change in net debt resulting from cash flows                                 29                   57


Translation differences                                                      (3)                  86

Other non-cash movements                                                     (4)                  (5)
                                                                         ------               ------
Movement in net debt in the period                                           22                  138



Net debt at the start of the period                                        (856)              (1,059)
                                                                         ------               ------
Net debt at the end of the period                                          (834)                (921)

                                                                         ======               ======






Consolidated Statement of Total Recognised Gains and Losses

For the quarter ended 30 June 2003
                                                                     Quarter to           Quarter to
                                                                        30 June              30 June
                                                                           2003                 2002
                                                                           GBPm                 GBPm

Profit for the financial period                                              34                   45

Exchange differences on the retranslation of net investments                (18)                 (27)
and borrowings

Share of recognised loss of associated undertaking                            -                    -

                                                                         ------               ------

Total recognised gains and losses for the period                             16                   18
                                                                         ======               ======




Reconciliation of Movements in Shareholders' Funds - Equity


For the quarter ended 30 June 2003
                                                                     Quarter to           Quarter to
                                                                        30 June              30 June
                                                                           2003                 2002
                                                                           GBPm                   GBPm


Profit for the financial period                                              34                   45


Other recognised gains and losses relating to the period (net)              (18)                 (27)

Share buy back                                                               (6)                   -
                                                                         ------               ------
Net addition to shareholders' funds                                          10                   18


Opening shareholders' funds                                               1,824                1,762
                                                                         ------               ------
Closing shareholders' funds                                               1,834                1,780

                                                                         ======               ======






Notes to the Accounts

For the quarter ended 30 June 2003

1.   Basis of preparation

The accounts for the three months ended 30 June 2003 have been prepared under the historical cost convention and in accordance with applicable Accounting Standards, using the same accounting policies as those adopted for the year ended 31 December 2002. Minor adjustments have been made to comparative figures to make them consistent with the current period.


2.   Geographical segmental analysis

                                                                       Quarter to         Quarter to
                                                                          30 June            30 June
                                                                             2003               2002
                                                                              GBPm              GBPm

Group turnover

North America                                                               120                   78

Europe and Middle East                                                      100                  117

Australia                                                                    54                   55

Rest of World                                                                34                   48
                                                                         ------               ------
                                                                            308                  298



Less: turnover of joint ventures                                            (31)                 (25)

Less: turnover of associates                                                (71)                 (87)
                                                                         ------               ------
                                                                            206                  186

                                                                         ======               ======

Profit before interest and taxation (excluding exceptional items)

North America                                                                 6                   28


Europe and Middle East                                                       11                   36

Australia                                                                    21                   20

Rest of World                                                                31                   43
                                                                         ------               ------
                                                                             69                  127



Corporate costs                                                              (6)                  (5)
                                                                         ------               ------
                                                                             63                  122

                                                                         ======               ======





Notes
1. North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to GBP5 million (quarter ended 30 June 2002:
       GBP29 million).


With effect from 1 July 2003, we will change the geographical segmental analysis to better represent how we manage our business following a reallocation of the responsibilities between our regional teams. The table below presents our results under the proposed segmentation, our Q3 results will be presented in this regional grouping. Appendix II details the composition of the current and proposed segments by operating plant.



Proposed segmentation
                                                                  Quarter ended        Quarter ended
                                                                        30 June              30 June
                                                                           2003                 2002
                                                                           GBPm                 GBPm

Group turnover

North America                                                               120                   78

Europe                                                                       97                  117

Middle East                                                                  16                   23

Australia                                                                    54                   55

Rest of World                                                                21                   25
                                                                         ------               ------
                                                                            308                  298


Less: turnover of joint ventures                                            (31)                 (25)

Less: turnover of associates                                                (71)                 (87)
                                                                         ------               ------
                                                                            206                  186

                                                                         ======               ======

Profit before interest and taxation (excluding exceptional items)

North America                                                                 6                   28

Europe                                                                       11                   26

Middle East                                                                  23                   43

Australia                                                                    21                   20

Rest of World                                                                 8                   10
                                                                         ------               ------
                                                                             69                  127


Corporate costs                                                              (6)                  (5)
                                                                         ------               ------
                                                                             63                  122

                                                                         ======               ======



Notes
1. North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to GBP5 million (quarter ended 30 June 2002:
       GBP29 million).






3.     Exceptional items


                                                                      Quarter to          Quarter to
                                                                         30 June             30 June
                                                                            2003                2002
                                                                            GBPm                GBPm
Net operating exceptional items charged

Deeside impairment                                                             -                 (45)
                                                                          ------              ------
Net operating exceptional items                                                -                 (45)

                                                                          ======              ======

Exceptional income from investments

Backlog dividend received from Kapco                                           -                   24
                                                                          ======               ======
Non-operating exceptional items credited

Profit on disposal of a 5% holding in Hubco                                   8                    -
                                                                         ------               ------
Non-operating exceptional items                                               8                    -

                                                                         ======               ======

Total exceptional items before attributable taxation                          8                  (21)

Taxation on exceptional items                                                 -                    6
                                                                         ------               ------

Total exceptional items after attributable taxation                           8                  (15)
                                                                         ======               ======


4.  Annual Report and Accounts


Copies of the full Annual Report and Accounts for the year ended 31 December 2002 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or by sending an e-mail to ir@ipplc.com. Telephone: 020 7320 8600.

Current segmentation                            Proposed segmentation

Composition of segment by operating plant:      Composition of segment by
                                                operating plant:

North America                                   North America
Hartwell, Georgia, USA                          Hartwell, Georgia, USA
Oyster Creek, Texas, USA                        Oyster Creek, Texas, USA
Hays, Texas, USA                                Hays, Texas, USA
Midlothian I and II, Texas, USA                 Midlothian I and II, Texas, USA
Blackstone, Massachusetts, USA                  Blackstone, Massachusetts, USA
Milford, Massachusetts, USA                     Milford, Massachusetts, USA
Bellingham, Massachusetts, USA                  Bellingham, Massachusetts, USA


Australia                                       Australia
Hazelwood, Victoria                             Hazelwood, Victoria
Synergen, South Australia                       Synergen, South Australia
Pelican Point, South Australia                  Pelican Point, South Australia


Europe and Middle East                          Europe
EOP, the Czech Republic                         EOP, the Czech Republic
Deeside, United Kingdom                         Deeside, United Kingdom
Rugeley, United Kingdom                         Rugeley, United Kingdom
Elcogas, Spain                                  Elcogas, Spain
Pego, Portugal                                  Pego, Portugal
Marmara, Turkey                                 Marmara, Turkey
Al Kamil, Oman
Umm Al Nar, UAE
Shuweihat S1, UAE

                                                Middle East
                                                Al Kamil, Oman
                                                Umm Al Nar, UAE
                                                Shuweihat S1, UAE
                                                Hubco, Pakistan
                                                Kapco, Pakistan



Rest of World                                   Rest of World
Hubco, Pakistan                                 Malakoff, Malaysia
Kapco, Pakistan                                 Pluak Daeng, Thailand
Malakoff, Malaysia
Pluak Daeng, Thailand





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary